Zodiac Exploration Inc.

TSX VENTURE: ZEX

April 1, 2011

Zodiac Grants Stock Options

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announces today that it has granted an aggregate of 4,000,000 stock options to certain directors, officers, employees and consultants of the Company.  The stock options are exercisable at a price of $1.05 per common share and will vest as to one-third on the date of grant, one-third on the first anniversary date of grant and the remaining one-third on the second anniversary date of grant and shall expire five years from the date of grant.  The total number of options granted to directors, officers, employees and consultants of the Company as of the date hereof is 13,986,000.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848

or

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844
www.zodiacexploration.ca